Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-264769

Prospectus Supplement No. 2

(to Prospectus dated May 13, 2022)

Up to 12,380,260 Shares

CBL & ASSOCIATES PROPERTIES, INC.

Common Stock

This prospectus supplement (“Prospectus Supplement No. 2”) is being filed to update and supplement the information contained in the prospectus dated May 13, 2022 (as supplemented to date, the “Prospectus”) related to the resale or other disposition by the selling stockholders (the “Selling Stockholders”) identified in the Prospectus of up to an aggregate of 12,380,260 shares of common stock, par value $0.001 per share, of CBL & Associates Properties, Inc. (“CBL,” the “Company,” ”we,” “our” or “us”), with the information contained in Items 2.04 and 8.01 of our Current Report on Form 8-K dated May 27, 2022, filed with the Securities and Exchange Commission (“SEC”) on May 27, 2022 (the “May 27, 2022 Form 8-K”).  Accordingly, we have attached the May 27, 2022 Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto.  This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the trading symbol “CBL.”  On May 26, 2022, the last sale price of our common stock, as reported on the NYSE was $27.82 per share. We are not selling any securities under the Prospectus and will not receive any of the proceeds from the sale of shares of our common stock by the Selling Stockholders.  We have agreed to bear all fees and expenses (excluding any underwriting discounts or commissions or transfer taxes, if any, of any Selling Stockholder) incident to the registration of the securities covered by the Prospectus.

 Investing in us involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and in any applicable prospectus supplement for a discussion of the risks that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 27, 2022

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):  May 27, 2022

CBL & ASSOCIATES PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-12494	62-1545718
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421-6000

(Address of principal executive office, including zip code)

423-855-0001

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered under Section 12(b) of the Act:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	CBL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

The disclosure set forth in Item 8.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 8.01 Other Events.

On May 27, 2022, CBL & Associates Properties, Inc. (the “Company”) issued a press release announcing that its wholly owned subsidiary, CBL & Associates Holdco II, LLC (the “Issuer”), delivered a conditional notice of redemption to holders of its 10% Senior Secured Notes due 2029 (the “Existing Notes”), pursuant to the terms of the indenture governing the Existing Notes, to redeem all of the outstanding amount of Existing Notes (the “Redemption”) on June 7, 2022. The Redemption is conditioned upon the receipt by the Issuer of cash proceeds from a new debt financing. There can be no assurances as to when or if such condition will be satisfied and the Issuer may waive the condition at its discretion.

A copy of the press release announcing the Redemption is attached to this report as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description
99.1	Press Release, dated May 27, 2022, announcing a conditional redemption of all of the outstanding existing senior secured notes due 2029.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBL & ASSOCIATES PROPERTIES, INC.

Date: May 27, 2022	/s/ Farzana Khaleel
Farzana Khaleel
Executive Vice President -
Chief Financial Officer and Treasurer

Exhibit 99.1

News Release

Investor Contact: Katie Reinsmidt, Executive Vice President & Chief Investment Officer, 423.490.8301, Katie.Reinsmidt@cblproperties.com

Media Contact:  Stacey Keating, Vice President– Corporate Communications, 423.490.8361, Stacey.Keating@cblproperties.com

CBL PROPERTIEs announces FULL REDEMPTION OF 10% SENIOR SECURED NOTES UTILIZING PROCEEDS FROM A NEW $360 MILLION NON-RECOURSE SECURED FINANCING

Eliminates Corporate Guaranty

Generates Interest Savings and Improved Free Cash Flow

Creates Significant Unencumbered Pool

CHATTANOOGA, Tenn. (May 27, 2022) – CBL Properties (NYSE: CBL) today announced the planned redemption of all $335.0 million outstanding 10% Senior Secured Notes.  CBL will fund the redemption utilizing proceeds from a new $360.0 million non-recourse loan to be secured by a pool of high-quality outparcels and open-air centers.

“This new financing is a major milestone in the strengthening of CBL and our balance sheet,” said Stephen Lebovitz, chief executive officer, CBL Properties.  “It is the latest in a number of recent financings to validate the tremendous value of our company and our portfolio.”

Lebovitz added, “Following the redemption of the remaining outstanding 10% Notes, the corporate guaranty is eliminated, free cash flow is improved through a reduction in interest expense, and we will have more than $75 million in estimated unencumbered NOI, providing meaningful future financial flexibility.  With more than $335 million of cash on hand at first quarter-end and considerable ongoing generation of free cash flow from operations, we are extremely well-positioned to pursue opportunities that will return excellent value to our shareholders.”

Today, the Company’s wholly owned subsidiary, CBL & Associates Holdco II, LLC (the “Issuer”) delivered a conditional notice of redemption to holders of its 10% Senior Secured Notes due 2029 (the “10% Notes”), pursuant to the terms of the indenture governing the 10% Notes, to redeem the remaining $335.0 million aggregate principal amount of 10% Notes (the “Redemption”) on June 7, 2022. The Redemption is conditioned upon the receipt by the Issuer of net cash proceeds from the new financing. There can be no assurances as to when or if such condition will be satisfied and the Issuer may waive the condition at its discretion.

The new loan will be provided by an institutional lender.  It will be secured by a pool of 91 outparcels located across CBL’s portfolio and 13 open-air centers.  The open-air centers include Alamance Crossing West in Burlington, NC, Coolspring Crossing and The Courtyard at Hickory Hollow in Nashville, TN, Frontier Square in Cheyenne, WY, Gunbarrel Pointe in Chattanooga, TN, Harford Mall Annex in Bel Aire, MD, The Plaza at Fayette in Lexington, KY, Sunrise Commons in Brownsville, TX, The Shoppes at St. Clair in Fairview Heights, IL, The Landing at Arbor Place in Atlanta, GA, West Towne Crossing and West Towne District in Madison, WI, and Westgate Crossing in Spartanburg, SC.

Terms of the loan will be announced upon closing, which is expected on or around June 7, 2022, subject to completion of customary due diligence and documentation.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

Moelis & Company LLC acted as Exclusive Placement Agent to CBL on the transaction.

About CBL Properties

Headquartered in Chattanooga, TN, CBL Properties owns and manages a national portfolio of market-dominant properties located in dynamic and growing communities. CBL’s owned and managed portfolio is comprised of 95 properties totaling 59.6 million square feet across 24 states, including 57 high-quality enclosed malls, outlet centers and lifestyle retail centers as well as more than 30 open-air centers and other assets. CBL seeks to continuously strengthen its company and portfolio through active management, aggressive leasing and profitable reinvestment in its properties. For more information visit cblproperties.com.

Information included herein contains “forward-looking statements” within the meaning of the federal securities laws. Such statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual events, financial and otherwise, may differ materially from the events and results discussed in the forward-looking statements. The reader is directed to the Company’s various filings with the Securities and Exchange Commission, including without limitation the Company’s Annual Report on Form 10-K and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included therein, for a discussion of such risks and uncertainties.

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